At registrant's Annual Meeting on March 15, 2017, stockholders voted on the following matter reportable under this Sub-Item:

A proposal recommending the reapproval of the Central Securities Corporation 2012 Incentive Compensation Plan, with 15,900,601 votes for, 454,269 votes against and 145,084 shares abstaining.